Filed pursuant to Rule 433

Registration Statements No. 333-173509

Relating to Preliminary Prospectus Supplement dated

January 10, 2013

Final Term Sheet

3.125% Senior Notes due 2018

Pricing Term Sheet

A preliminary prospectus supplement of CorpBanca accompanies this free writing prospectus and is available from the SEC’s website at www.sec.gov.

Issuer:	CorpBanca

Form:	Senior Unsecured Notes

Offering:	SEC-Registered

Currency:	U.S. Dollars

Principal Amount:	$800,000,000

Maturity:	January 15, 2018

Coupon Rate:	3.125%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	July 15, 2013

Price (%):	99.473%

Gross Proceeds:	$795,784,000

Benchmark Treasury:	UST 0.75% due 12/31/2017

Benchmark Treasury Spot and Yield:	99-25 3/4, 0.79%

Spread to Benchmark Treasury:	245 bps

Yield to Investors:	3.240%

Make-Whole Call Spread: Underwriters’ Discount:	T + 35 bps 0.40%

Pricing Date:	January 10, 2013

Settlement Date:	January 15, 2013 (T+3)

Listing:	Luxembourg Stock Exchange

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof

CUSIP:	21987A AB6

ISIN:	US21987AAB61

Underwriters:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Ratings:	Baa1 (Moody’s) BBB+ (S&P)

These securities ratings have been provided by Moody’s and Standard and Poor’s. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. collect at 1-212-723-5427 or J.P. Morgan Securities LLC toll free in the United States at 1-866-846-2874.